CUSIP NO. 497498105               Schedule 13D                      Page 1 of 12

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)
                           (AMENDMENT NO. __________)(1)

                                 Kirkland's Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    497498105
--------------------------------------------------------------------------------
                                 (CUSIP number)

                 Janet L. Hennessy, Vice President 617-951-9447
        C/o Advent International Corporation, 75 State Street, 29th Floor
                                Boston, MA 02109
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 10, 2002
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:. |_|

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 1 Pages)

--------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 497498105               Schedule 13D                      Page 2 of 12


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent International Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF              7    SOLE VOTING POWER
         SHARES
                                   6,306,407
                              --------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

                                   None
                              --------------------------------------------------
        OWNED BY              9    SOLE DISPOSITIVE POWER
          EACH
    REPORTING PERSON               6,306,407
          WITH                --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,306,407
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     %33.4
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO, IA
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 497498105               Schedule 13D                      Page 3 of 12


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent International Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF              7    SOLE VOTING POWER
         SHARES
                                   6,147,359
                              --------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

                                   None
                              --------------------------------------------------
        OWNED BY              9    SOLE DISPOSITIVE POWER
          EACH
    REPORTING PERSON               6,147,359
          WITH                --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,147,359
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     %32.6
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 497498105               Schedule 13D                      Page 4 of 12


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Global Private Equity II Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF              7    SOLE VOTING POWER
         SHARES
                                   4,637,770
                              --------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

                                   None
                              --------------------------------------------------
        OWNED BY              9    SOLE DISPOSITIVE POWER
          EACH
    REPORTING PERSON               4,637,770
          WITH                --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,637,770
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     %24.6
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 497498105               Schedule 13D                      Page 5 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent Direct Investment Program Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
       NUMBER OF              7    SOLE VOTING POWER
         SHARES
                                   1,509,589
                              --------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

                                   None
                              --------------------------------------------------
        OWNED BY              9    SOLE DISPOSITIVE POWER
          EACH
    REPORTING PERSON               1,509,589
          WITH                --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,509,589
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     %8.0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 497498105               Schedule 13D                      Page 6 of 12


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent Partners Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF              7    SOLE VOTING POWER
         SHARES
                                   159,048
                              --------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

                                   None
                              --------------------------------------------------
        OWNED BY              9    SOLE DISPOSITIVE POWER
          EACH
    REPORTING PERSON               159,048
          WITH                --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     159,048
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     %0.8
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 497498105               Schedule 13D                      Page 7 of 12


ITEM 1. SECURITY AND ISSUER

     (a) (b) This statement on Schedule 13D relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in Kirkland's Inc. a Tennessee corporation (the "Corporation"). The address of the principal executive office of the Corporation is 805 North Parkway, Jackson Tennessee 38305.

ITEM 2. IDENTITY AND BACKGROUND

     (a) (b) (c) (f) This statement is being filed by the following entities:


          (1)  Advent International Corporation, a Delaware corporation;

          (2) Advent International Limited Partnership, a Delaware limited partnership;

          (3) Global Private Equity II Limited Partnership, a Delaware limited partnership;

          (4) Advent Direct Investment Program Limited Partnership, a Bermuda limited partnership;

          (5) Advent Partners Limited Partnership, a Delaware limited partnership;

     Advent International Corporation is a Delaware corporation with its principal and business address at 75 State Street, Boston, Massachusetts 02109. Advent International Corporation is an investment advisory firm. Advent International Corporation is the General Partner of advent Partners LP and Advent International Limited Partnership, which is in turn the general partner of Global Private Equity II Limited Partnership and Advent Direct Investment Limited Partnership. The principal business of Advent International Corporation is private equity investments.

     The principal business of each of Global Private Equity II Limited Partnership, Advent Direct Investment Program Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

     The persons serving as directors and executive officers of Advent International Corporation are set forth on Schedule A hereto.

     The entities listed in subparagraph (1) through (5) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person." The principal business address of all of the Reporting Persons is c/o Advent International Corporation, 75 State, Boston, MA 02109.

     (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

CUSIP NO. 497498105               Schedule 13D                      Page 8 of 12


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons acquired Class A Preferred Stock and Common Stock of the Corporation for an aggregate price of 19,780,000 on June 13, 1996. The source of the funds used to purchase shares was derived from the working capital of the Reporting Persons. The Reporting Persons acquired Warrants to Purchase Common Stock at $0.01, at a price of $7,159 on July 9, 1999. On August 8, 2000 the reporting persons acquired Class D Preferred Stock, Common Stock and Warrants to purchase Common Stock at $0.01 for an aggregate price of $7,190,003.

In conjunction with the Corporations Initial Public Offering, shares of the Class A Preferred Stock were redeemed for cash at the closing of the offering. The remainder of the Class A Preferred Stock and the Class D Preferred Stock was converted to Common Stock. The Common Stock was automatically converted to Common Stock. The Warrants were exercised for Common Stock at the time of the offering, in accordance with the net exercise provision.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the securities of the Corporation strictly for investment purposes. The Reporting Persons intend to periodically review their investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Corporation by acquiring additional Securities, or by disposing of all or a portion of the Securities now held.

     The Reporting Persons have certain registration rights with respect to the Common Stock of the Corporation as outlined in the Amended and Restated Registration Rights Agreement dated April 15, 2002.

CUSIP NO. 497498105               Schedule 13D                      Page 9 of 12

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The following table sets forth the aggregate number and percentage (based upon the number of shares of Common Stock outstanding as of July 10, 2002 of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement. The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

                                                                       Number of Shares
                                                              -------------------------------------    Percentage
                                                                               Under                    of Shares
Reporting Person                                               Common       Warrants       Total      Outstanding
--------------------------------------------------------      ---------------------------------------------------
Global Private Equity II Limited Partnership (1)              4,637,770         0        4,637,770       24.6%
Advent Direct Investment Program Limited Partnership (1)      1,509,589         0        1,509,589        8.0%
Advent International Limited Partnership (1)                  6,147,359         0        6,147,359       32.6%
                                                              ---------                  ---------       -----
Advent Partners Limited Partnership (2)                         159,048         0          159,048        0.8%
                                                              ---------                  ---------       -----
Advent International Corporation (1), (2)                     6,306,407         0        6,306,407       33.4%
                                                              =========                  =========       =====

Total Group                                                   6,306,407         0        6,306,407       33.4%
                                                              =========                  =========       =====


     (1) Advent International Corporation ("AIC") is the General Partner of Advent International Limited Partnership ("AILP") which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC and AILP derive from such power.

     (2) AIC is the General Partner of the indicated Reporting Person. As such, AIC has the sole power to vote and dispose of the securities of APLP. The beneficial ownership of AIC derives from such power.

     (b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

     (c)(d) (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Item 4.

CUSIP NO. 497498105               Schedule 13D                     Page 10 of 12


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit A: Amended and Restated Registration Rights Agreement dated April 15, 2002.

              (THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK)

CUSIP NO. 497498105               Schedule 13D                     Page 11 of 12


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 19, 2002


Global Private Equity II Limited Partnership
Advent Direct Investment Program Limited Partnership
By:      Advent International Limited Partnership,
         General Partner
By:      Advent International Corporation,
         General Partner
By:      Janet L. Hennessy, Vice President*

Advent Partners Limited Partnership
By:      Advent International Corporation,
         General Partner
By:      Janet L. Hennessy, Vice President*

ADVENT INTERNATIONAL CORPORATION
By:      Janet L. Hennessy, Vice President*

*For all of the above:

---------------------------------
Janet L. Hennessy, Vice President

--------------

CUSIP NO. 497498105               Schedule 13D                     Page 12 of 12


                                   SCHEDULE A

     The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.

I.   Advent International Corporation

                                  Position with                  Principal
                              Advent International              Occupation
     Name                        Corporation                (if different)
     ----                        -----------                --------------
     Peter A. Brooke              Chairman

     Douglas R. Brown      Chief Executive Officer
                                   President
                                   Director

     Thomas H. Lauer         Senior Vice President
                            Chief Financial Officer
                              Assistant Secretary

     Janet L. Hennessy          Vice President
                              Assistant Secretary

     Mark Hoffman                 Director                  Chief Executive
                                                                Officer of
                                                           Hamilton Lunn Limited

     Frank Savage                 Director                     Senior Vice
                                                               President of
                                                              Equitable Life

                                                             Assurance Society
                                                             Vice Chairman of
                                                             Equitable Capital
                                                             Management Corp.

     David W. Watson              Secretary                     Attorney